

December 9, 2014

Via E-mail
Kwong Kwan Yin Roy
Chief Executive Officer
Great China Mania Holdings, Inc.
Rm. 1902, 19/F, Kodak House II
321 Java Road, North Point
Hong Kong

> Re: **Great China Mania Holdings, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed November 25, 2014**
> **File No. 333-198211**

Dear Mr. Kwong:

We have reviewed your responses to the comments in our letter dated November 24, 2014 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

Description of Business, page 14

Subsidiaries to be established, page 15

1. We note your response to our prior comment 3 and reissue. Please revise to disclose, if true, that you will receive 15.3% of the net profit of the subsidiaries that you intend to establish with Darren Kong as you will own 51% of the common stock and 0% of the preferred stock and the shareholder agreement states the Annual Common Stock Dividend is equal to 30% of the net profit of the calendar year and the Annual Preferred Stock Dividend is equal to 70% of the net profit of the calendar year. Similarly, please revise to disclose, if true, that each calendar year you will receive 20.4% of the net profit of the subsidiaries that you intend to establish with Bong Kok Hoong as you will own 51% of common stock and 0% of the preferred stock and your shareholder agreement states that the Annual Common Stock Dividend is equal to 40% of the net profit of the calendar year and the Annual Preferred Stock Dividend is equal to 60% of the net profit of the calendar year.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney-Advisor

cc: <u>Via E-mail</u>
        Diane J. Harrison
        Harrison Law, P.A.